Exhibit 99.3:

Annual Information Form for the year ended December 31, 2018, dated February 14, 2019

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended
December 31, 2018

February 14, 2019

1.              CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, such as: the potential of government intervention to further increase wireless competition and any new regulatory requirements as a result of the CRTC’s planned review to be commenced in 2019 of the wholesale wireless regulatory framework; the potential for government intervention concerning the CRTC’s decision on lower-cost data-only plans; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws, and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the Competition Bureau’s market study on competition in broadband services; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the CRTC’s review of the price cap and local forbearance regimes; the CRTC’s proceeding to create a mandatory code of conduct to address the clarity and content of contracts for retail fixed Internet access and related issues; broadcasting-related issues, such as: the CRTC’s implementation of new initiatives discussed in its May 2018 report “Harnessing Change: The Future of Programming Distribution in Canada”; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the review of the Copyright Act, which began in early 2018; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale and transfer of spectrum licences, and the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band auction, as well as cost and availability of spectrum in the 3500 MHz and mmWave bands; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, and Internet of Things (IoT) services for Internet-connected devices; wireline voice and data competition including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement or related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED) including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; and real estate joint venture risks.

•                  Data protection including risks that malfunctions or unlawful acts could result in the unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization.

•                  Implementation of large enterprise deals, which may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, our ability to refinance our maturing debt, our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and fluctuations in foreign exchange rates of the currencies in the regions in which we operate, and the impact of tariffs on trade between Canada and the U.S. as well as global implications of a trade conflict between the U.S. and China.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2018 Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

2.              TABLE OF CONTENTS

	Page reference
		Incorporated by reference from the 2018 annual
Item	Annual Information Form	Management’s discussion and analysis [1]	Financial statements [1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
2 TABLE OF CONTENTS	5
3 CORPORATE STRUCTURE
3.1 Name, address and incorporation	6
3.2 Intercorporate relationships	6
4 GENERAL DEVELOPMENT OF BUSINESS
4.1 Three-year history	6	6, 15, 16, 36, 40
5 DESCRIPTION OF BUSINESS
5.1 Who we are	10
(a) Organization	10	28
(b) Our strategy	10	15
(c) Business overview	10	6, 19, 22, 30, 36, 40, 58, 67
(d) Competitive environment	10	19, 78
(e) Corporate social responsibility	10	95
(f) Employee relations	11	22
5.2 Risk factors	11	75
5.3 Regulation	11	72, 76
6 DIVIDENDS AND DISTRIBUTIONS	11	49	Note 13, pg. 43
7 DESCRIPTION OF CAPITAL STRUCTURE
7.1 General description of capital structure	12	25, 76
7.2 Constraints	13	78
7.3 Ratings	14	49, 52
8 MARKET FOR SECURITIES
8.1 Trading price and volume	16
8.2 Prior sales	16		Note 26, pg. 64
9 DIRECTORS AND OFFICERS
9.1 Name, occupation and security holding	17
9.2 Cease trade orders, bankruptcies, penalties or sanctions	18
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	19	93	Note 29, pg. 68
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19
12 TRANSFER AGENT AND REGISTRAR	19
13 MATERIAL CONTRACTS	19
14 INTERESTS OF EXPERT	19
15 AUDIT COMMITTEE	19
16 ADDITIONAL INFORMATION	21
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	22

(1) As filed on SEDAR on February 14, 2019

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2018 (2018 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR at sedar.com. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability report and the telus.com website, these documents and website are not incorporated into this AIF.

In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

3.              CORPORATE STRUCTURE

3.1       Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis.

TELUS maintains its registered office at Floor 7, 510 West Georgia, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia, Vancouver, B.C.

3.2       Intercorporate relationships and TELUS subsidiaries

TELUS’ wireless and wireline businesses are primarily operated through TELUS Communications Inc (TCI).

TCI is the only subsidiary that owned assets constituting more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2018. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI), together did not exceed 20% of TELUS’ total consolidated assets or 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2018.

The following organization chart sets forth the relationships between the major subsidiaries, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2018.

4.              GENERAL DEVELOPMENT OF THE BUSINESS

4.1       Three-year history

During the three-year period ended on December 31, 2018, we continued to advance our national growth strategy, guided by our six strategic imperatives and our corporate priorities.

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $12.9 billion in 2018, up by $1.0 billion or 8.3% from 2017. The results for 2017, excluding the effects of IFRS 15, Revenue from Contracts with Customers, had increased by $622 million or 5.6% from 2016. In total, 2018 external wireless revenues and wireline data revenues, excluding the effects of IFRS 15, Revenue from Contracts with Customers, have grown by 13.8% since 2016. Excluding the effects of IFRS 15, Revenue from Contracts with Customers, wireless and wireline data revenues combined represented 90% of TELUS’ consolidated revenues in 2018, up from 89% in 2017, and 87% in 2016.The trend in wireless network revenue reflects growth in our subscriber base, as well as higher-value smartphones in the gross additions and retention mix. The general trend of year-over-year increases in subscriber net additions resulted from continuous improvements in the speed and quality of our networks, success of our promotions, including marketing efforts focused on higher-value postpaid loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices, combined with our focus on executing customers first initiatives. For further detail on our wireless growth trends, see Section 5.4 - Wireless segment of our 2018 annual MD&A.

The trend of increasing wireline service revenue reflects growth in high-speed Internet and enhanced data services, customer care and business services (CCBS) (formerly business process outsourcing), TELUS TV revenues, TELUS Health revenues, and home and business security revenues.  That trend is partly offset by declining wireline voice revenues and equipment revenues and inherently lower margins within some of our newer products and services. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer from upgrades to faster speeds and larger data usage rate plans. The general trend of increasing TELUS Health revenues has been driven by organic growth and through business acquisitions. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market. For further detail on our wireline growth trends, see Section 5.5 - Wireline segment of our 2018 annual MD&A.

The following discussion relates to 2016 and 2017 events and conditions.

For a review of the events and conditions that influenced our general development during 2018, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities of our 2018 annual MD&A which is hereby incorporated by reference.

Providing integrated solutions that differentiate TELUS from our competitors

In 2016, we began offering high-speed Internet access over wireless LTE to customers in select rural areas in our Western wireline markets, a significant speed and experience upgrade from dial-up Internet.

We launched Optik TV® 4K in mid-2016 and were the first carrier in Western Canada to offer 4K programming to customers with an Optik TV 4K set-top box. Those customers who also have a Netflix Premium subscription can stream Netflix 4K content directly through their 4K set-top box.

In 2016, we launched Premium Plus wireless plans — allowing customers to get more affordable high-end devices, which results in a greater subsidy but higher ARPU over time, and further extended Easy Roam to over one hundred international destinations.

In 2016, we made a significant investment in our corporate stores, transforming over one hundred locations to a new “digital life” format, featuring connected accessories and devices, and opening five “Connected Experience” flagship-style stores. These stores showcase TELUS’ innovative products and services and strategically align to evolving retail needs and user experiences.

Growth continued for TELUS International in 2017, TELUS’ global CCBS and digital services provider. TELUS International now has more than 32,000 team members in 10 countries across North and Central America, Asia and Europe supporting customers in more than 40 languages.  TELUS International offers voice and non-voice customer interaction services and designs, builds and delivers next-generation digital solutions covering digital transformation, IT lifecycle, advisory and digital consulting, risk management, and back-office support.   This is provided across fast-growing technology, financial services, communications, gaming, travel/hospitality and healthcare industries.

In May 2017, we launched Pik TV™, which provides customers with access to 23 basic local and regional cable channels and a choice of five specialty channels, as well as sports and movie theme pack options, through a self-install media box, Apple TV, or through an Internet browser or our Android or iOS mobile applications. On demand channels, as well as popular over-the-top (OTT) services and certain other apps, are also available. The Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV was created to embrace the changing environment where content is available from many alternatives by providing a streamlined offer for customers who may have otherwise ceased and/or never subscribed for TV services.

In 2017, we expanded our cloud communications solutions with the launch of TELUS Business Connect Mobile®, an all-in-one integrated mobile solution designed to drive productivity and cost savings for businesses.

We launched Network as a Service (NaaS) in 2017, further solidifying our position in the Canadian business telecom market. NaaS makes it easy for Canadian businesses to deploy and optimize their own secure and reliable software defined networks quickly, easily and cost-effectively through a flexible self-serve cloud-based platform.

In 2017, we made YouTube available on all Optik TV 4K digital boxes. As a result, a subscription to 4K content or a 4K-capable TV is no longer required to access the YouTube app on Optik TV.

Building national capabilities across data, IP, voice and wireless

In 2016, we concluded a spectrum licence assignment and rationalization agreement with Xplornet Communications Inc., a Canadian-based broadband Internet provider. Under this agreement, we transferred 3500 MHz fixed wireless access spectrum licences in select secondary and tertiary regions, as well as monetary consideration, in exchange for Xplornet’s 2300 MHz spectrum licences in similar regions. This spectrum licence exchange will allow for more robust mobile and fixed wireless broadband access for Canadians, as each party in the transaction can more effectively utilize these licences within its respective network. The 2300 MHz spectrum has a robust ecosystem of network infrastructure and devices, and complements our existing 2300 MHz spectrum holdings in Montreal, Quebec City and key markets in Western Canada, giving us use of the spectrum in this band in nearly every market.

Throughout 2017, we continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. We expanded our TELUS PureFibre™ footprint by connecting more homes and businesses directly to fibre-optic cable and delivering faster broadband Internet speeds.

Highlights include:

•                      In January 2017, we announced an investment of $250 million in the city of Surrey, B.C. to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018.

•                      In February 2017, we announced investments of $55 million and $150 million in the cities of Chilliwack, B.C. and Burnaby, B.C., respectively, to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018 and 2019, respectively.

•                      In April 2017, we announced fibre-optic investments in the province of Quebec, including $80 million in the Quebec City region, $30 million in the Lower St. Lawrence region, $30 million in the Gaspé Peninsula and $15 million in the North Shore region, and we expect to connect 99% of Eastern Quebec before the end of 2021.

•                      In October 2017, we announced an investment of $60 million in the Alberta towns of Okotoks, Black Diamond and Turner Valley to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2019.

•                      In 2017, we completed our previously announced investment to connect the city of Kitimat, B.C. to the TELUS PureFibre network.

In June 2017, we completed our initiative in Ontario and Quebec to update our radio access technology to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

During 2017, we made network enhancement investments in Manitoba to improve coverage, speed and capacity in order to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network.

In 2017, together with our lead vendor, we successfully completed a 5G wireless connection using the global 3GPP technology standards platform in our 5G Living Lab in Vancouver.

In 2017, we successfully completed Canada’s first test of licensed assisted access (LAA) on indoor and outdoor live networks. The test delivered wireless download speeds of 970 Mbps indoors and 966 Mbps outdoors using 80MHz of aggregated spectrum in a live, dynamic production network. LAA technology will enhance the TELUS network as it continues to evolve towards next-generation 5G speeds, bringing customers higher throughput and a better overall network experience as we deploy the technology into our network in the coming years.

We successfully completed a live-environment mobile broadband test using 3.5 GHz spectrum and achieved download speeds eclipsing 2 Gbps in suburban northwest Edmonton in 2017. The 3.5 GHz spectrum will enable future 5G networks to deliver faster speeds in more places.

We expanded our voice over LTE (VoLTE) coverage nationally, excluding the province of Saskatchewan and some parts of Manitoba as at the end of 2017.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In March 2016, the Canada Green Building Council awarded leadership in energy and environmental design (LEED) platinum certification to our TELUS Garden TM office tower in Vancouver, housing our global headquarters as well as other tenants. This is the highest LEED rating a building can receive, demonstrating our commitment to technological innovation and environmental stewardship. In partnership with Westbank Projects Corp., the one-million-square-foot TELUS Garden development includes 450,000 square feet of office space, 65,000 square feet of retail space, and a 53-storey residential tower that was officially opened in June 2016.

In 2016, we partnered with Microsoft and Avanade, a leading global provider of innovative digital business and technology services in the Microsoft ecosystem, to offer Skype for Business. Powered by TELUS, Skype for Business offers a full suite of enterprise-grade communication and collaboration tools that includes voice and video calls, instant messaging and online meetings. This service is delivered as a fully managed private cloud solution over our network of intelligent Internet data centres located across Canada, and is available through a single interface on almost all devices.

In 2016, the Company announced an agreement with BCE Inc. (“BCE”), pursuant to which we would acquire a portion of Manitoba Telecom Services Inc.’s (“MTS”) postpaid wireless subscribers and dealer locations in Manitoba, dependent on the successful completion of BCE’s acquisition of MTS, and subject to regulatory approvals. On February 15, 2017, BCE announced that it had received approval from the Competition Bureau and on April 1, 2017, we acquired certain assets of Manitoba Telecom Services Inc. (MTS) from BCE Inc. These assets included postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Pursuant to this acquisition, in the second quarter of 2017, we commenced the migration of postpaid wireless subscribers to TELUS. The final price of the transactions with BCE Inc. varied depending upon the actual number of qualifying postpaid wireless subscribers acquired, with a total migration of approximately 74,000 postpaid subscribers concluded by March 31, 2018.

In 2016, we announced the completion of an agreement with Baring Private Equity Asia (Baring Asia), under which it has acquired an initial 35% non-controlling interest in TELUS International (Cda) Inc. (TELUS International), a global provider of customer service, information technology (IT) and business process outsourcing services.

During the past three years, we continued to advance our position in healthcare information management with the following acquisitions:

•                  In 2016, we acquired the Canadian business operations of Nightingale Informatix Corp., including its customer base and proprietary EMR software.

•                  In 2016, we acquired the business operations of Osler Systems Management, including its customer base and proprietary EMR software.

In 2017, we completed the acquisition of Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.In 2017, we acquired 55% of Voxpro and approximately 2,700 Voxpro team members joined us through our TELUS International (Cda) Inc. subsidiary upon acquisition. The Ireland-headquartered company now operates as Voxpro — powered by TELUS International.

Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In the November 2016 CCTS report for the 12-month period ended July 31, 2016, TELUS once again received the fewest customer complaints among all national carriers. TELUS, Koodo® and Public Mobile were the subjects of 7.0%, 2.5% and 0.6% of the total customer complaints submitted to the CCTS, respectively, or 10.1% of total customer complaints in the aggregate. In addition, we recorded the lowest postpaid churn among our peers of 0.95% in 2016.

In the November 2017 CCTS report for the 12-month period ended July 31, 2017, TELUS continued to receive the fewest customer complaints of the national carriers, while Koodo® continued to receive the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 6.9%, 2.9% and 1.1% of the total customer complaints accepted by the CCTS, respectively, or 10.9% of total customer complaints, in aggregate, when we have approximately 28% of Canadian wireless customers.

Investing in internal capabilities to build a high-performance culture and efficient operation

In the fourth quarter of 2016, we recorded an expense of $305 million in respect of immediately vesting transformative compensation (transformative compensation) paid to substantially all of our existing unionized and non-unionized Canadian-situated workforces; a portion of the after-tax value for certain lump-sum recipients was paid in Common Shares purchased in the market for that purpose under our normal course issuer bid (NCIB) by an employee benefit plan trust. The one-time payment to unionized employees in the fourth quarter of 2016 represents both a one-time payment in lieu of wage increases for the period July 1, 2016 to December 31, 2018 (a period of 30 months) and a one-time payment as compensation for reductions in certain premium payments and paid time-off provisions that underpin future productivity improvements. A similar approach with respect to salary increases was adopted for management employees. For most of our current Canadian-situated management employees, there was a one-time payment in the fourth quarter of 2016 in lieu of general salary increases for 2017 and 2018. For the unionized and non-unionized workforces, approximately 40% of the after-tax value of such qualifying lump-sum payments was paid in our Common Shares.

Each year, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2016, our employee engagement score placed us within the top quartile of all employers surveyed on a global basis. In 2017, our employee engagement score increased to 84%, elevating our high-performance culture and placing our Company within the top 10% of all employers surveyed on a global basis.

In 2017, our Work Styles® program saw nearly 70% of eligible team members work outside TELUS offices at least part of the week.

In 2017, TELUS was named one of Canada’s Top 100 Employers and one of Canada’s Best Diversity Employers for the eighth consecutive year.

5.              DESCRIPTION OF BUSINESS

5.1       Who we are

TELUS is one of Canada’s largest telecommunications companies, providing a wide range products and services, including wireless and wireline voice and data. Data services include: Internet protocol (IP); television; hosting, managed information technology and cloud-based services; healthcare solutions; CCBS; and home and business security. In 2018, we generated $14.4 billion in revenue and had 13.4 million subscriber connections. This included 9.2 million wireless subscribers, 1.9 million high-speed Internet subscribers, 1.2 million wireline residential network access lines, and 1.1 million TELUS TV subscribers.

(a)   Organization

Please see Section 5 - Discussion of Operations of our 2018 annual MD&A which is hereby incorporated by reference and describes our operating segments — wireless and wireline.

(b)         Our strategy

Please see Section 2 - Core business and strategy of our 2018 annual MD&A which is hereby incorporated by reference.

(c)          Business overview

Please see Section 4 - Capabilities of our 2018 annual MD&A which is hereby incorporated by reference which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2018 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our wireless and wireline businesses, see Section 5.4 Wireless segment and Section 5.5 Wireline segment in the 2018 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2018 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 Wireless segment in the 2018 annual MD&A.

(d)         Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.2 Competitive environment of our 2018 annual MD&A which is hereby incorporated by reference.

(e)          Corporate social responsibility and environment

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with social and environmental benefits. More information about corporate social responsibility and environmental compliance at TELUS can be found in our annual Sustainability Reports.

TELUS has a strong foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship. This governance includes developing and implementing effective strategies, assessing and managing risks (including climate-related risks), setting targets and objectives as well as reporting on our progress and performance.

We offer a number of technology solutions and programs that address social opportunities within our communities including Mobility for Good™, Internet for Good™, Health for Good™, Assistive Tech for Good™, TELUS Wise® and TELUS Days of Giving®. Details can be found at community.telus.com.

We understand our operations can have an impact on the environment and our Environmental Policy and Environmental Management System, certified to the ISO 14001:2015 standard, act as a guide and framework in which we manage and report on environmental risk.

We also understand there can be a financial impact on our operations from climate-related risks and opportunities. Therefore, we have disclosed relevant governance practices, strategies, risk management activities and targets in our Sustainability Report and in summary herein.

Governance

The Corporate Governance Committee of the Board of Directors has an expanded risk oversight role, which includes corporate social responsibility and environment matters, including impacts of climate change. Included in this mandate are quarterly reviews of our Enterprise Risk Management and Governance practices and outcomes, as well as reviews of corporate social responsibility and environmental compliance reports.

Our management team regularly assesses and manages climate-related risks in a variety of ways including:

•                  Having a sustainability index, including environmental and social metrics, on our corporate scorecard;

•                  Benchmarking through formal and informal materiality assessments; and

•                  Data and scenario analysis processes.

Strategy

Our climate-related risk strategy includes a mitigation component focusing on absolute energy use and carbon dioxide emission (CO2e) equivalent reduction, an adaptation component focusing on business continuity planning and readiness for the potential physical risks of a changing climate on our operations and an innovation component to help customers realize their climate change targets through product and service solutions such as video conferencing.

Risk Management

Climate-related risks are assessed in our Enterprise Risk Governance and Management processes, which includes Board and Executive Leadership Team oversight, and are described in Section 10.1 Overview of our 2018 annual MD&A and updated in our quarterly MD&A as required.

Metrics and Targets

To demonstrate our commitment to reducing our impact on climate change, we have the following goals:

•                  reduce our absolute domestic energy consumption by 10 per cent from 2010 levels by 2020

•                  reduce our absolute domestic greenhouse gas (GHG) emissions by 25 per cent from 2010 levels by 2020.

We support the United Nations Global Compact (UNGC) Principles on the environment, and our targets are aligned in support of UN Sustainable Development Goal 13.

Disclosure of our Scope 1, Scope 2 and Scope 3 GHG emissions, as well as data and performance details can be found in our Sustainability Report.

(f)           Employee relations

Please see Section 4.2 - Operational resources of our 2018 annual MD&A which is hereby incorporated by reference.

5.2       Risk factors

Please see Section 10 - Risks and risk management of our 2018 annual MD&A which is hereby incorporated by reference.

5.3       Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.2 - Regulatory Matters of our 2018 annual MD&A which is hereby incorporated by reference.

6.              DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2018, are shown below:

Quarter ended [1]	2018	2017	2016
March 31	$0.5050	$0.4800	$0.44
June 30	$0.5250	$0.4925	$0.46
September 30	$0.5250	$0.4925	$0.46
December 31	$0.5450	$0.5050	$0.48
Total	$2.10	$1.97	$1.84

(1)         Paid on or about the first business day of the next month.

Our shareholders received a total of $2.10 per share in declared dividends in 2018, an increase of 6.6% from 2017. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 13, 2019, a first quarter dividend of $0.5450 per share was declared, payable on April 1, 2019, to shareholders of record at the close of business on March 11, 2019. The first quarter dividend for 2019 reflects a cumulative increase of $0.04 per share from the $0.5050 per share dividend paid in April 2018, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our Board’s assessments resulted in 12 semi-annual dividend increases from 2011 to 2017, with annual increases being approximately 7-10%. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. See Section 7.5 - Liquidity and capital resources measures of our 2018 annual MD&A which is hereby incorporated by reference.  Based on dividends announced as of February 14, 2019, and 599 million shares outstanding at December 31, 2018, dividend declarations would total approximately $1.3 billion in 2019, before taking into account any Common Shares purchased and cancelled under our 2019 NCIB. There can be no assurance that we will maintain a dividend growth program through 2019.

7.              DESCRIPTION OF CAPITAL STRUCTURE

7.1 General description of capital structure

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: (1) 2,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints — Canadian ownership and control requirements on page 13.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.2 - Regulatory Matters of our 2018 annual MD&A which is hereby incorporated by reference.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 14, 2019 there are not any preferred shares outstanding.

Shareholder rights plan

We first adopted a shareholder rights plan in March 2000.  That plan expired on March 20, 2010. The Board adopted a substantially similar shareholder rights plan (Rights Plan) on March 12, 2010 (Effective Date).  That plan was ratified by shareholders of both share classes at the May 2010 annual and special meeting. On May 9, 2013, the holders of the Common Shares approved the amendment of, and reconfirmation of, the Rights Plan, which among other things, reflected the elimination of the Non-Voting Share class from TELUS’ authorized share structure, and at the annual general meeting held on May 5, 2016, the holders of the Common Shares approved the reconfirmation of the Rights Plan. The Rights Plan has a term expiring upon the conclusion of the Company’s annual meeting in 2019

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years. Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2018 annual MD&A which is hereby incorporated by reference.

7.2       Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)             not less than 80% of the members of its board of directors are individual Canadians;

(ii)          Canadians beneficially own not less than 80% of its voting interests; and

(iii)       it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)             a Canadian citizen who is ordinarily resident in Canada;

(ii)          a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;

(iii)       a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)      a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)         Canadians beneficially own and control less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(b)         the chief executive officer is a non-Canadian, or

(c)          less than 80 per cent of the directors of the parent corporation are Canadian.

On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20% and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)             refuse to accept any subscription for voting shares;

(ii)          refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)       suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)      sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the Toronto Stock Exchange, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the New York Stock Exchange, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

See Section 10.2 Regulatory matters in the 2018 annual MD&A for further details related to regulation generally and specifically in relation to Canadian ownership requirements applicable to Canadian common carriers (Restrictions on foreign ownership).

7.3       Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2018 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2018, TCI is a party to an agreement expiring in December 2021, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	FitchRatings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	—	BBB+

Institution	Rating
DBRS

The DBRS® long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

Institution	Rating
Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies are generally assigned issuer default ratings (“IDRs”). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms. In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B”.

As is common practice, during the last two years, each of the above-noted credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.              MARKET FOR SECURITIES

8.1 Trading Price and Volume

TELUS’ Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2018 are listed below:

	TSX — Common Shares			NYSE — Common Shares
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	47.60	45.63	19,583,774	38.20	36.96	7,902,762
February	46.99	44.23	23,821,218	37.54	35.06	9,011,711
March	47.49	44.18	22,698,555	36.74	34.28	9,948,939
April	46.48	44.14	14,756,507	36.23	34.37	6,785,814
May	46.47	45.21	21,373,899	36.08	34.93	7,034,288
June	47.15	45.52	22,682,111	35.84	34.60	7,040,413
July	48.38	46.20	13,908,025	36.77	35.19	5,837,417
August	49.15	46.50	18,693,677	37.70	35.83	7,636,016
September	49.11	46.80	16,321,289	37.46	36.14	7,430,761
October	47.75	43.88	23,435,014	37.24	33.64	10,379,559
November	47.86	44.45	26,127,572	36.16	33.86	7,825,552
December	48.37	44.32	26,398,725	36.49	32.46	8,333,994

8.2 Prior Sales

On March 1, 2018, under a short form base shelf prospectus filed on August 30, 2016, with securities regulatory authorities in Canada and the United States, TELUS completed two debt offerings: 1) a $600 million offering of 3.625% Notes, Series CX, due March 1, 2028; and 2) a $150 million offering of 4.70% Notes, Series CW, due March 6, 2048.

TELUS renewed its short form base shelf prospectus on May 17, 2018. On June 7, 2018, under the short form base shelf prospectus filed on May 17, 2018, with securities regulatory authorities in Canada and the United States, TELUS issued US$750 million aggregate principal amount of 4.60% notes due November 16, 2048.

Please refer to TELUS Corporation’s 2018 year-end audited consolidated financial statements - Note 26(b) TELUS Corporation Notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2018, the Company had $774 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$569 million).

9.              DIRECTORS AND OFFICERS

9.1 Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 14, 2019, the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 15 directors on the Board. Each was elected at TELUS’ annual general meeting on May 10, 2018, except for Christine Magee and Denise Pickett who were appointed by the Board on August 2, 2018 and November 1, 2018, respectively. Each director’s term of office will expire immediately before the election of directors at the upcoming annual general meeting on May 11, 2019.  They have, however, all been nominated for re-election at the upcoming meeting except for Bill MacKinnon and Sabi Marwah who have decided to retire and will not be seeking re-election at the 2019 annual general meeting. There will be 13 directors nominated for election to the Board at the 2019 annual general meeting.

Directors of TELUS (Name and municipality of residence)	Director since	Principal occupation
R.H. (Dick) Auchinleck Victoria, B.C.	2003	Chair, TELUS Corporation
Raymond T. Chan [2,4] Calgary, Alberta	2013	Independent Lead Director, Baytex Energy Corp. (oil and natural gas corporation)
Stockwell Day 2, 4 — Chair Vancouver, B.C.	2011	Advisor and Consultant
Lisa de Wilde [3,4] Toronto, Ontario	2015	CEO, Ontario Educational Communications Authority (TVO)
Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation
Mary Jo Haddad 2 - Chair Oakville, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)
Kathy Kinloch[2,3] Vancouver, B.C.	2017	President, British Columbia Institute of Technology
William (Bill) MacKinnon [1] Toronto, Ontario	2009	Corporate Director
Christine Magee [1] Toronto, Ontario	2018	Co-Founder and Co-Chair, Sleep Country Canada
John Manley 3 — Chair, 4 Ottawa, Ontario	2012	Corporate Director
Sabi Marwah [1,3] Toronto, Ontario	2015	Senator, Senate of Canada
Claude Mongeau [1,3] Montreal, Quebec	2017	Corporate Director
David Mowat 1 — Chair, 4 Edmonton, Alberta	2016	Corporate Director
Marc Parent [2,4] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.
Denise Pickett [1] Toronto, Ontario	2018	Chief Risk Officer and President, Global Risk, Banking & Compliance, American Express

(1)         Member of Audit Committee

(2)         Member of Human Resources and Compensation Committee

(3)         Member of Corporate Governance Committee

(4)         Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: David

Mowat was President and CEO of ATB Financial from June 2007 to June 2018; Ray Chan was Chair of Baytex Energy Corp from 2014 to 2018; Christine Magee was President of Sleep Country Canada from 1994 to 2014; John Manley was President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018;Sabi Marwah was Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia from 2008 until 2014; and Claude Mongeau was President and Chief Executive Officer of Canadian National Railway Company from 2010 to 2016.

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 14, 2019, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer
Doug French Vancouver, B.C.	Executive Vice President and Chief Financial Officer
Josh Blair Vancouver, B.C.	Executive Vice President, Group President and Chief Corporate Officer
Tony Geheran Vancouver, B.C.	Executive Vice President and Chief Customer Officer
Francois Gratton Montreal, Quebec	Executive Vice President, Group President and Chair TELUS Québec
Stephen Lewis Vancouver, B.C.	Senior Vice President and Treasurer
Zainul Mawji Edmonton, Alberta	President, Home and Small Business Solutions
Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer
Jim Senko Toronto, Ontario	President, Mobility Solutions
Eros Spadotto Oakville, Ontario	Executive Vice President, Technology Strategy and Business Transformation
Andrea Wood Toronto, Ontario	Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 8, 2019, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 784,628 Common Shares, which represented approximately 0.13% of the outstanding Common Shares.

9.2 Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed below, for the 10 years ended February 14, 2019, we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•                  John Manley and Claude Mongeau were directors of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley and Mr. Mongeau resigned as directors of the Nortel Companies on August 10, 2009.

For the 10 years ended February 14, 2019, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.

10. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.9 - Litigation and legal matters in the 2018 annual MD&A and in the Company’s December 31, 2018, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing fees or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.       INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.       TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

13.       MATERIAL CONTRACTS

TCI is a party to a three-year agreement (expiry December 31, 2021) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded throughout its term. This agreement was amended and restated on November 1, 2018 prior to the expiry of the previous term of December 31, 2018.

On May 7, 2018, TELUS entered into a replacement five-year $2.25 billion unsecured credit facility (2018 Credit Facility) with a syndicate of financial institutions. The 2018 Credit Facility replaces TELUS’ previous $2.25 billion facility which would have matured in May 2021. The 2018 Credit Facility may be used for general corporate purposes including the backstop of commercial paper. The material terms of the 2018 Credit Facility are substantively the same as TELUS’ previous credit facility other than an extension of the term to May 2023.

TELUS has also entered into material contracts in connection with various financings, with the most recent financing on June 7, 2018 in relation to the issuance of US$750 million aggregate principal amount of 4.60% Notes due November 16, 2048.  The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf prospectus dated May 17, 2018 and the terms of the 4.60% Notes and the applicable supplemental indenture are as set forth in the shelf prospectus supplement dated June 7, 2018.

14.       INTERESTS OF EXPERT

Deloitte LLP, Chartered Professional Accountants, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

15.       AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are David Mowat (Chair), Bill MacKinnon, Christine Magee, Sabi Marwah, Claude Mongeau, and Denise Pickett. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that David Mowat and Claude Mongeau are the audit committee financial experts and both have accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

David Mowat is the Chair of the Audit Committee.  He is the former President and CEO of ATB Financial, a position he has held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an honorary doctorate of laws from the University of Alberta.

Bill MacKinnon is the former chair of the Audit Committee. He is the former Chief Executive Officer of KPMG Canada, serving from April 1999, to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967. He is a Chartered Professional Accountant and holds his FCPA designation from the Institute of Chartered Professional Accountants of Ontario.

Christine Magee is the Co-Founder and Co-Chair of Sleep Country Canada, a company she co-founded in 1994. From 1982 to 1994 Christine held positions at the National Bank of Canada and Continental Bank of Canada. Christine earned an Honours Degree in Business and Administration from the University of Western Ontario and holds an Honorary Doctorate from Ryerson University.

Sabi Marwah retired as the Vice Chairman and Chief Operating Officer of the Bank of Nova Scotia (Scotiabank) in 2014, a position he held since 2008. As Vice Chairman, Sabi was responsible for many of Scotiabank’s corporate financial and administrative functions and was actively involved in developing the bank’s strategic plans and priorities, including acquisitions both in Canada and internationally. His career with Scotiabank spanned 35 years, during which he held several senior positions including Senior Vice-President and Comptroller and Executive Vice-President. He was appointed Chief Financial Officer (CFO) in 1998 and Senior Executive Vice-President and CFO in 2002. Sabi holds a Bachelor of Arts (Economics - Honours) from the University of Calcutta, a Master of Economics from the University of Delhi and an MBA (Finance) from the University of California, Los Angeles (UCLA). He received an Honorary Doctorate of Laws from Ryerson University in 2012 and the University of Ontario Institute Of Technology in 2017. In November 2017, Sabi was appointed as a Senator at the Senate of Canada.

Claude Mongeau served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009; Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor in Psychology from the University of Quebec and an MBA from McGill University.

Denise Pickett is the Chief Risk Officer and President, Global Risk, Banking and Compliance, American Express, a position she has held since February 2018. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services. Denise holds an MBA in marketing from the Schulich School of Business at York University and earned her Honours BA in Human Biology and Physiology from the University of Toronto.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by TELUS’ Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit

Committee (with the full committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2018 and 2017.

	Year ended December 31, 2018		Year ended December 31, 2017
Type of work	$ millions	%	$ millions	%
Audit fees [1]	5.584	93.9	5.016	91.9
Audit-related fees [2]	0.139	2.3	0.133	2.4
Tax fees [3]	0.207	3.5	0.045	0.8
All other fees [4]	0.015	0.3	0.268	4.9
Total	5.945	100.0	5.462	100.0

(1) Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.

(2) Includes fees for translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.

(3) Relates to tax compliance, tax advice and tax planning.

(4) Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as privacy data insights (2017/2018) and the Telecom pricing gazette (2017).

16.       ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 9, 2019. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2018. All of the above information can also be found at telus.com.

APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s Code of Ethics and Conduct and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.              MEMBERSHIP

1.1       The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2       The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3       All members of the Committee will be Independent Directors.

1.4       All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5       At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.              MEETINGS

2.1       The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2       All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3       Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present at each meeting.   The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4       The Chief Governance Officer or his or her nominee will act as Secretary to the Committee.

2.5       The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6       The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.              QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.              DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1       Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)         the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)         the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)          earnings press releases and earnings guidance, if any; and

(d)         all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the annual information form.

4.2       External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)         appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

(b)         conduct an annual review of the external auditors;

(c)          oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors. The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(d)         meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(e)          pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws.  The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

(f)           annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(g)          at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and  all relationships between the external auditors and the Company;

(h)         annually assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(i)             require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

(j)            review post-audit or management letters, containing recommendations of the external auditors and management’s response;

(k)         review reports of the external auditors; and

(l)             pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

4.3       Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

(a)         review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

(b)         review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;

(c)          oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

(d)         review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;

(e)          review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)           review and approve the internal audit charter and updates thereto at a minimum on a biennial basis.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4       Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)         the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

(b)         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the Chair of the Committee.

The Committee will review:

(a)         annually and recommend to the Board for approval, together with the Human Resources and Compensation Committee, the Code of Ethics and Conduct and material changes thereto;

(b)         quarterly reports on ethics breaches pertaining to internal controls over financial reporting or  fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting;

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5       Accounting and Financial Management

The Committee will review:

(a)         with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)         emerging accounting issues and their potential impact on the Company’s financial reporting;

(c)          significant judgments, assumptions and estimates made by management in preparing financial statements;

(d)         the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

(e)          the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

(f)           audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

(g)          management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

(h)         internal interim and post implementation reviews of major capital projects.

4.6       Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)         the Company’s financial policies and compliance with such policies;

(b)         the credit worthiness of the Company;

(c)          the liquidity of the Company; and

(d)         important treasury matters including financing plans.

4.7       Legal/Regulatory Matters

The Committee will review:

(a)         with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(b)         annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;

(c)          quarterly reports from the Chief Legal Officer on compliance with laws and regulations;

(d)         quarterly reports from the Vice-President, Chief Data and Trust Officer (“Chief Compliance Officer”) on legal, privacy and regulatory compliance activities; and

(e)          the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8       Risk Management

The Committee will:

(a)         consider reports on the annual enterprise risk assessment and updates thereto;

(b)         except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)          consider reports on security;

(d)         consider reports on financial risk management including derivative exposure and policies;

(e)          consider reports on tax risk management and governance;

(f)           consider reports on business continuity disaster recovery plan(s) for the Company including reports on external threats and hazards; and

(g)          review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9       Other

The Committee will review:

(a)         the expenses of the Chair of the Board;

(b)         significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

(c)          the disclosure policy of the Company and recommend any material changes thereto to the Board for approval;

(d)         and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.              AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)          engage and set compensation for independent counsel and other advisors;

(b)          communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer,  Chief Legal Officer and Chief Governance Officer and any other member of management the Committee deems appropriate;

(c)          delegate tasks to Committee members or subcommittees of the Committee; and access appropriate funding as determined by the Committee.